UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Stanley, Inc.

(Name of Subject Company)

Stanley, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

854532108

(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.

Senior Vice President and General Counsel

Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
(703) 684-1125
Fax: (703) 682-1547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen L. Burns, Esq.
Craig F. Arcella, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Stanley Merger with CGI

Questions and Answers

Company-focused

Who is CGI?

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and Asia Pacific as well as from centers of excellence in North America, Europe and India. As at March 31, 2010, CGI’s order backlog was $11.4 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability World Index and the FTSE4Good Index. Website: www.cgi.com.

What does the acronym CGI stand for?

When CGI was founded, the acronym “CGI” stood for “Consultants to Government and Industry” in English. As they grew into a global company, they became known as simply CGI. The full name is no longer used except for legal purposes.

Who is CGI Federal?

CGI Federal Inc. is a wholly-owned U.S. operating subsidiary of CGI Group Inc. Backed by the resources and best practices of their global company, CGI Federal provides end-to-end IT and business process services that combine practical, creative IT and business solutions with deep federal government mission expertise. They’ve partnered with more than 100 federal agencies to deliver strategic ERP, healthcare, managed services, environment, and financial services solutions. Website: www.cgi.com/usfederal.

Who are CGI Federal’s primary clients?

CGI Federal partners with more than 100 government agencies in all branches of government. Representative clients include the Environmental Protection Agency, Department of State, Centers for Medicare & Medicaid Services, General Services Administration, Defense Finance & Accounting Service, Department of Treasury, all 94 U.S. Courts, and two of the five major Intelligence Community agencies.

How will this impact Stanley employees and our clients?

For our clients, suppliers, industry partners and others, it is business as usual. What we expect from you is to remain focused on providing them the best quality of service and maintaining delivery excellence.

Do the two companies have similar values and cultures?

Together, CGI and Stanley are a great cultural fit. We share a common philosophy toward commitment to employees, clients, shareholders, and our communities. Their culture, like ours, is also highly client-centric and built around long-term relationships and delivery excellence.

Operationally, will Stanley be managed under CGI or CGI Federal?

Stanley will be part of CGI Federal Inc., a wholly-owned subsidiary of CGI Group, Inc.

Who will lead the combined company?

The combined company will be led by George Schindler, the current President of CGI Federal.

How will the combined company rank in terms of revenues / market positioning in the Federal sector after the acquisition?

The powerful combination of CGI Federal and Stanley creates scale in the U.S. Government sector and marks CGI’s expansion into the U.S. Defense and Intelligence market. The proposed acquisition of Stanley would propel the combined company to the tier of $1 billion-plus revenue federal contractors in the U.S.

When is the transaction expected to close?

Closing is expected to occur during the fall of 2010. Closing is subject to the tender of a majority of Stanley’s shares by its shareholders, regulatory approvals, and customary closing conditions.

What will happen to Stanley’s leadership team?

The plan for Stanley’s leadership team will be determined during the transition.

What will happen to the Stanley logo?

The plan for the Stanley logo will be determined during the transition.

What is CGI’s fiscal year?

CGI’s fiscal year runs from October 1 through September 30.

What corporate systems (payroll, accounting, HR, IT, etc.) does CGI use?

CGI uses Deltek as its financial management system.

What will happen to Stanley’s current contracts?

Stanley will become part of CGI Federal. We do not anticipate any changes to our current contracts or work.

Benefits-focused

What impact/changes will we see in our benefits?

With regard to benefits, we know that medical benefits will remain the same through the end of the calendar year and there will be open enrollment in November 2010. All other Stanley benefits remain in place until the closing.

What will happen to Stanley’s 401(k) Plan?

Stanley’s 401(k) Plan and company match will continue as usual until the closing. We anticipate that the timing of the closing of Stanley’s 401(k) will be communicated prior to the merger.

Will Stanley tenure be recognized by CGI?

Information regarding how tenure will be recognized will be communicated by CGI after the closing.

Will we accrue leave in the same manner and amount as we do with Stanley?

Information regarding leave accrual will be communicated by CGI after the closing.

Employee ownership-focused

What will happen to the shares I have in Stanley’s ESOP?

As a participant in the ESOP, you will be able to direct the ESOP Trustee whether or not to tender your ESOP shares in the tender offer.  Upon closing of the proposed merger, all remaining shares held in the ESOP (whether vested or unvested) will be cashed out and the proceeds distributed to participants at the offer price. Details on how the disbursement will take place and options for employees will be provided closer to the closing date.

What will happen to the Stanley stock I own today?

As a stockholder, you will be able to determine whether or not to tender your shares in the tender offer.  Upon closing of the proposed merger, all shares (whether vested or unvested) will automatically convert into the right to receive the offer price.

What will happen to the shares I have in Stanley’s ESPP and any recent cash contributions I have made via payroll deduction?

As a result of the merger agreement, the ESPP has been suspended. All payroll deductions from the current purchase period will be refunded to participants. As a stockholder, you will be able to determine whether or not to tender your shares in the tender offer.  Upon closing of the proposed merger, all shares (whether vested or unvested) will automatically convert into the right to receive the offer price.

Can I continue to buy or sell Stanley stock before the closing?

Yes, you may continue to purchase Stanley stock but pay particular attention to the insider trading rules. If you have any material, non-public information you should not buy or sell Stanley stock (or tell anyone else to). Many people will be participating in continuing work on regulatory issues and integration issues in between signing and closing. And, many employees may have access to information regarding the status of the transaction, the status of the regulatory reviews, and/or the status of integration efforts. If you are involved in any way with post-signing, pre-closing activities, you should not trade. Any trading by employees will be closely watched during the quiet period.

Additional Information

The tender offer described in this communication has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities.  At the time the tender offer for the shares of Stanley, Inc. (“Stanley”) has commenced, CGI Group Inc. (“CGI”), CGI Federal Inc., a wholly owned subsidiary of CGI (“CGI Federal”), and CGI Fairfax Corporation, a wholly owned subsidiary of CGI Federal, will file a joint tender offer statement on Schedule TO and Stanley will file a tender offer solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”).  Investors and security holders are urged to read the tender offer materials and the Solicitation/Recommendation Statement as well as any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the tender offer materials and the Solicitation/Recommendation Statement and other documents (when available) that Stanley files with the SEC at the SEC’s website at www.sec.gov and Stanley’s website at www.stanleyassociates.com.  In addition, the tender offer Solicitation/Recommendation Statement and other documents filed by Stanley with the SEC may be obtained from Stanley free of charge by directing a request to Stanley, Inc., Attn: Investor Relations, 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.